THE DREYFUS FAMILY OF FUNDS

                         Rule 18f-3 Plan

          Rule 18f-3 under the Investment Company Act of 1940,
as amended (the "1940 Act"), requires that the Board of an
investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.
          The Board, including a majority of the non-interested
Board members, of each of the investment companies, or series thereof, listed on Schedule A attached hereto (each, a "Fund")
which desires to offer multiple classes has determined that the following plan is in the best interests of each class individually and the Fund as a whole:
          1.   Class Designation:  Fund shares shall be divided
into Class A and Class B.
          2.   Differences in Services:  The services offered to
shareholders of each Class shall be substantially the same,
except for certain services provided to Class B pursuant to a
Service Plan.
          3.   Differences in Distribution Arrangements:  Class
A and Class B shares shall be offered at net asset value to
institutional investors, particularly banks, acting for
themselves or in a fiduciary, advisory, agency, custodial or similar capacity.  Neither Class shall be subject to any front-
end or contingent sales charges.
          Class B shares shall be subject to an annual
distribution and service fee at the rate of .25% of the value of the average daily net assets of Class B pursuant to a Service
Plan adopted in accordance with Rule 12b-1 under the 1940 Act.
          Class A shares shall be subject to an annual service
fee at the rate of .25% of the value of the average daily net assets of Class A pursuant to a Shareholder Services Plan.
          4.   Expense Allocation.   The following expenses
shall be allocated, to the extent practicable, on a Class-by-
Class basis:  (a) fees under the Service Plan and Shareholder
Services Plan; (b) printing and postage expenses related to
preparing and distributing materials, such as shareholder
reports, prospectuses and proxies, to current shareholders of a specific Class; (c) Securities and Exchange Commission and Blue
Sky registration fees incurred by a specific Class; (d) the
expense of administrative personnel and services as required to support the shareholders of a specific Class; (e) litigation or other legal expenses relating solely to a specific Class;
(f) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (g) Board
members' fees incurred as a result of issues relating to a
specific Class.
          5.   Exchange Privileges.  Shares of a Class shall be
exchangeable only for shares of investment companies listed on
Schedule B attached hereto.
Dated:  May 11, 1995
Revised:  May 24, 1995                            SCHEDULE A


Dreyfus Cash Management
Dreyfus Cash Management Plus, Inc.
Dreyfus Government Cash Management
Dreyfus Institutional Short Term Treasury Fund
Dreyfus New York Municipal Cash Management
Dreyfus Municipal Cash Management Plus
Dreyfus Tax Exempt Cash Management
Dreyfus Treasury Cash Management
Dreyfus Treasury Prime Cash Management
                            SCHEDULE B


Dreyfus Cash Management
Dreyfus Cash Management Plus, Inc.
Dreyfus Government Cash Management
Dreyfus Institutional Short Term Treasury Fund
Dreyfus New York Municipal Cash Management
Dreyfus Municipal Cash Management Plus
Dreyfus Tax Exempt Cash Management
Dreyfus Treasury Cash Management
Dreyfus Treasury Prime Cash Management